GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

April 22, 2010

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: GCI, Inc.
Form 10-K for the fiscal year ended December 31, 2009 filed March 12, 2010
File No. 0-5890

Dear Mr. Spirgel:

This letter is provided in response to your letter dated April 8, 2010.  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.

All comments will be addressed in future filings, as may be applicable based on the information provided below.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consumer Segment Cost of Goods Sold, page 38

1.	Tell us in detail the nature of the $594,000 liability recognized to settle a billing issue with a cable programmer.

Response
During 2007 a cable programmer informed us that we had been incorrectly interpreting our contract with them, which showed us as having overpaid under their interpretation of the contract.  At the time, we had many conversations with them to explain why we thought our interpretation of their contract was correct, however, they insisted that their interpretation was correct and they issued us a refund for the amount they calculated that we overpaid.  During 2009 this same cable programmer requested an audit of the contract.  The third party audit firm determined that our original interpretation of the contract was indeed correct and determined that we owed the cable programmer what they had refunded us plus the difference between the payment calculated under the correct and incorrect methodology.  We believe we were correct to record the original refund since the vendor told us we were interpreting their contract incorrectly.  Additionally, we disputed the audit findings based on what the cable programmer had previously told us, but we were unsuccessful in our negotiations.

Securities and Exchange Commission
April 22, 2010

Critical Accounting Policies

Impairment and Useful Lives of Intangible Assets, page 55

2.
We note that cable certificates and wireless licenses accounted for 14% and 2% of total assets as of December 31, 2009.  In light of the significance of your cable certificates and wireless licenses balances, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of cable certificates and wireless licenses.  For each unit of accounting (with material license balance) that faces impairment risk, please disclose:

•	The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•
A description of key assumptions that drive fair value in your discounted cash flow methodology.  Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible assets.  If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

•	The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please provide us with your proposed disclosure in response to this comment.

Response
We used a hypothetical build-up model to determine the fair value of our wireless licenses, however, we did not include quantitative disclosures for the build-up method because the fair value exceeded the carrying value by 112%.  We will provide the following disclosure in our critical accounting policies in future filings:

Impairment of Indefinite-Lived Intangible Assets

We had $291.1 million of indefinite-lived intangible assets at December 31, 2009 consisting of cable certificates of $191.6 million, goodwill of $73.5 million and wireless licenses of $26.0 million.  Our indefinite-lived intangible assets are tested annually for impairment during the fourth quarter and at any time upon the occurrence of certain events or substantive changes in circumstances.

We are required to determine goodwill impairment using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination.

Securities and Exchange Commission
April 22, 2010

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value.  If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Our cable certificates are our largest indefinite-lived intangible asset and represent agreements with government entities to construct and operate a cable business.  The value of our cable certificates is derived from the economic benefits we receive from the right to solicit new customers and to market new services.  The amount we have recorded for cable certificates is primarily from cable system acquisitions.  The cable certificates are valued under a direct discounted cash flow method whereby the cash flow associated with existing customers is isolated after appropriate contributory asset charges and then projected based on an analysis of customer churn and attrition characteristics.

Our wireless licenses are from the Federal Communication Commission and give us the right to provide wireless service within a certain geographical area.  The amount we have recorded is from the acquisitions of wireless companies and from auctions of wireless spectrum.  We use comparable market transactions from recent FCC auctions, as appropriate, and a hypothetical build-up method to value our wireless licenses.

Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition.  We use an income approach to determine the fair value of our reporting units for purposes of our goodwill impairment test.  In addition, a market-based approach is used where possible to corroborate the fair values determined by the income approach.

The direct discounted cash flow, hypothetical build-up, and income approach valuation methods require us to make estimates and assumptions including projected cash flows, discount rate, customer churn, and customer behaviors and attrition.  These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such impairment charge.  Fair value estimates are made at a specific point in time, based on relevant information.  These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  Events and factors that may be out of our control that could affect the estimates include such things as competitive forces, customer behaviors, change in revenue growth trends, cost structures and technology, and changes in discount rates, performance compared to peers, material and ongoing negative economic trends, and specific industry or market sector conditions.  Our company is operated and managed with two balance sheets, however, our impairment tests must be performed at the reporting unit level, which requires us to allocate our balance sheet.  These allocations are subjective and require a significant amount of judgment.  Changes to the assumptions and allocation methodologies could significantly change our estimates.  We may also record impairments in the future if there are changes in long-term market conditions, in expected future operating results, or in laws and regulations that may prevent us from recovering the carrying value of our goodwill, cable certificates, and wireless licenses.

We have allocated all of the goodwill to our reporting units and based on our annual impairment test as of October 31, 2009, the fair value of each reporting unit exceeded the book value by a range between 15% and 340%.  The reporting unit that exceeded the book value by 15% passed the goodwill impairment test by $25.4 million, which we believe is a large margin.  We believe none of our reporting units were close to failing step one of the goodwill impairment test.

Based on our annual impairment test as of October 31, 2009, the fair value of our wireless licenses exceeded the book value by 112%.  The fair value of our cable certificates exceeded

Securities and Exchange Commission
April 22, 2010

the book value by 14% and $27.4 million as of October 31, 2009, which we believe is a large margin.  We believe that none of our indefinite lived intangible assets were close to failing the impairment test.

3.
We note that goodwill represents 5% or more of your assets as of December 31, 2009.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill.  Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test
•	Amount of goodwill allocated to the unit
•	Description of the methodology used to determine fair value
•	Description of the key assumptions used and how the key assumptions were determined
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.  Please provide us with your proposed disclosures.

Response
We have revised our indefinite-lived intangible assets critical accounting policy disclosure, which incorporates an enhanced goodwill disclosure.  The revised disclosure to our critical accounting policy is included in the response above to your question number 2.

We will include the following disclosure in our footnotes in future filings:

Our goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the assets might be impaired.  We are required to determine goodwill impairment using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination.  We use a discounted cash flow method to determine the fair value of our reporting units.  This method requires us to make estimates and assumptions including projected cash flows and discount rate.  These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such impairment charge.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Business and Summary of Significant Accounting Principles

(k) Intangible Assets and Goodwill, page 71

Securities and Exchange Commission
April 22, 2010

4.
Disclose and tell us how you allocate your goodwill to your reporting units.  If such allocation is not made, tell us why you are not required to allocate goodwill to your reporting units when testing goodwill for impairment.  Refer to your basis to the accounting literature.

Response
FASB ASC 350-20-35-4 states "the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill."  A reporting unit is defined as a component of an operating segment if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  A reporting unit could be an operating segment, which could be the same as a reportable segment.

ASC 280-10-50-1 states "an operating segment is a component of a public entity that has all of the following characteristics: a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).  b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.  c. Its discrete financial information is available."

We maintain two balance sheets for purposes of managing the company; however, we do allocate our balance sheets, including goodwill, for purposes of the goodwill impairment test.  We allocate the carrying value of our goodwill to our reporting units at the time of a business acquisition by analyzing the purpose of the acquisition and allocating the goodwill proportionally to the reporting units that we believe will benefit from the acquisition.

We plan to update our Intangible Assets and Goodwill footnote in future filings as follows to include a sentence that was inadvertently omitted from our footnotes:

Goodwill, cable certificates (certificates of convenience and public necessity) and wireless licenses are not amortized.  Cable certificates represent certain perpetual operating rights to provide cable services. Wireless licenses represent the right to utilize certain radio frequency spectrum to provide wireless communications services. Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. Goodwill is not allocated to our reportable segments as our chief operating decision maker does not review a balance sheet by reportable segment to make decisions about resource allocation or evaluate segment performance, however, goodwill is allocated to our reporting units for the sole purpose of the annual impairment test.

(ab) Guarantees, page 78

5.	Tell us about the guaranteed levels of service that you have provided to certain customers. Tell us how you determine that they are probable and estimable.

Response
We guarantee levels of service for many of our commercial and carrier customers.  These service level agreements require us to refund (for services paid in advance) or not bill (for services paid in arrears) a portion of the monthly service fee if certain levels of service are not maintained.  We only recognize revenue for services after they have been performed. We account for these guaranteed levels of service by not recognizing revenue for the portion of the fee that would be refunded or not billed due to our inability to provide the guaranteed level of service.  We have not had a material refund or material decrease in a customer's bill as a result of the guaranteed service levels.  We will update the disclosure in future filings to clarify our policy as follows:

Securities and Exchange Commission
April 22, 2010

Certain of our customers have guaranteed levels of service.  We do not recognize revenue for any portion of the monthly service fee that will be refunded to the customer or not billed to the customer due to these service level agreements.

We acknowledge our responsibility for the adequacy and accuracy of the disclosure in our filings.

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If after you have had a chance to review this letter and still have questions regarding our accounting treatment, we respectfully request a conference with the staff to discuss your concerns and how we may adequately address them.

Please contact the undersigned at (907) 868-5628 if you have additional questions or require more information.

Sincerely,

/s/ John M. Lowber

John M. Lowber
Secretary, Treasurer
and Director
GCI, Inc.